UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Receptos, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

756207106

(CUSIP Number)

Noubar B. Afeyan, Ph.D.

Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, Massachusetts 02142

(617) 868-1888

with a copy to:

Sarah Rothermel, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

(Page 1 of 12 pages)

CUSIP No. 756207106	13D	Page 2 of 12 Pages

(1)	Names of reporting persons Flagship Ventures Fund 2007, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 1,924,339
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 1,924,339
(11)	Aggregate amount beneficially owned by each reporting person. 1,924,339 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 10.9% (see Attachment A)
(14)	Type of reporting person (see instructions). PN

CUSIP No. 756207106	13D	Page 3 of 12 Pages

(1)	Names of reporting persons Flagship Ventures 2007 General Partner LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 1,924,339
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 1,924,339
(11)	Aggregate amount beneficially owned by each reporting person. 1,924,339 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 10.9% (see Attachment A)
(14)	Type of reporting person (see instructions). OO

CUSIP No. 756207106	13D	Page 4 of 12 Pages

(1)	Names of reporting persons Noubar B. Afeyan, Ph.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 1,924,339
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 1,924,339
(11)	Aggregate amount beneficially owned by each reporting person. 1,924,339 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 10.9% (see Attachment A)
(14)	Type of reporting person (see instructions). IN

CUSIP No. 756207106	13D	Page 5 of 12 Pages

(1)	Names of reporting persons Edwin M. Kania, Jr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 1,924,339
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 1,924,339
(11)	Aggregate amount beneficially owned by each reporting person. 1,924,339 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 10.9% (see Attachment A)
(14)	Type of reporting person (see instructions). IN

CUSIP No. 756207106	13D	Page 6 of 12 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common stock, par value $0.001 per share (the “Common Stock”), of Receptos, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 10835 Road to the Cure, Suite 205, San Diego, California 92121. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)	This statement is filed by: Flagship Ventures Fund 2007, L.P., a Delaware limited partnership (“Flagship Fund”), Flagship Ventures 2007 General Partner LLC, a Delaware limited liability company (“Flagship GP”), Noubar B. Afeyan, Ph.D. (“Afeyan”), and Edwin M. Kania, Jr. (“Kania).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is provided with respect to Flagship GP, Afeyan, and Kania.

(b)	The business address of each of the Reporting Persons is:

Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, Massachusetts 02142

(c)	The present principal business of each of the Reporting Persons is the venture capital investment business.

(d)	No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Flagship Fund      Delaware, United States of America

Flagship GP         Delaware, United States of America

Afeyan                 United States of America

Kania                   United States of America

Additional information concerning the Reporting Persons is set forth on Attachment A hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

On November 9, 2009, the Reporting Persons acquired 5,783,146 shares of the Issuer’s Series A convertible preferred stock at a price per share of $0.70, for an aggregate purchase price of $4,048,202.00. These shares were acquired with working capital.

On June 29, 2011, the Reporting Persons acquired 2,857,143 shares of the Issuer’s Series A convertible preferred stock at a price per share of $0.70, for an aggregate purchase price of $2,000,000.00. These shares were acquired with working capital.

On February 3, 2012, the Reporting Persons acquired 1,549,332 shares of the Issuer’s Series B convertible preferred stock at a price per share of $1.03, for an aggregate purchase price of $1,595,811.96. These shares were acquired with working capital.

CUSIP No. 756207106	13D	Page 7 of 12 Pages

On February 19, 2013, the Reporting Persons acquired 1,549,332 shares of the Issuer’s Series B convertible preferred stock at a price per share of $1.03, for an aggregate purchase price of $1,595,811.96. These shares were acquired with working capital.

On February 22, 2013, the Reporting Persons acquired 114,285 shares of the Issuer’s Common Stock through the exercise of 857,142 warrants underlying such shares. The shares were acquired with working capital at an exercise price per share of $0.075, for an aggregate purchase price of $8,571.38. The warrants were acquired by the Reporting Persons in conjunction with their purchase of the Issuer’s Series A convertible preferred stock on June 29, 2011.

Following completion of the Issuer’s initial public offering on May 9, 2013 (the “IPO”), the Reporting Persons’ shares of the Issuer’s Series A convertible preferred stock and Series B convertible preferred stock converted into shares of Common Stock on a 1-for-7.5 basis. After the conversion of the Series A convertible preferred stock and the Series B convertible preferred stock, the Reporting Persons owned, in aggregate, 1,817,197 shares of the Issuer’s Common Stock.

In conjunction with the Issuer’s IPO, the Reporting Persons acquired 107,142 shares of Common Stock. These shares were acquired with working capital at the initial public offering price of $14.00 per share for an aggregate purchase price of $1,499,988.00. Following the purchase of such shares in the IPO, the Reporting Persons owned, in aggregate, 1,924,339 shares of the Issuer’s Common Stock.

Item 4. Purpose of Transaction.

The shares of Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of shares of the Issuer’s Common Stock or other securities of the Issuer held by such stockholders.

Douglas Cole, M.D. is a member of the Board of Directors of the Issuer and is also a member of Flagship GP. Mr. Cole does not own any shares of the Issuer’s Common Stock in his individual capacity and has no voting or investment control over the shares of Common Stock held by Flagship Fund.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Investors’ Rights Agreement, as defined below.

Other than as described above and as set forth in the Investors’ Rights Agreement, as defined below, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Issuer’s board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

CUSIP No. 756207106	13D	Page 8 of 12 Pages

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein has been determined in accordance with SEC rules and is based upon 17,604,643 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on May 8, 2013 in connection with the Issuer’s IPO. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A.	Flagship Ventures Fund 2007, L.P.

(a)	As of the closing of business on May 20, 2013, Flagship Fund was the record owner and beneficial owner of 1,924,339 shares of the Issuer’s Common Stock (the “Record Shares”), representing a beneficial ownership interest of approximately 10.93% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	1,924,339
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	1,924,339

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please see Attachment A for additional information.

B.	Flagship Ventures 2007 General Partner LLC

(a)	In its capacity as general partner of Flagship Fund, Flagship GP may be deemed to be the beneficial owner of the Record Shares, representing a beneficial ownership interest of approximately 10.93% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	1,924,339
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	1,924,339

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

CUSIP No. 756207106	13D	Page 9 of 12 Pages

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please see Attachment A for additional information.

C.	Noubar B. Afeyan, Ph.D.

(a)	In his capacity as managing member of Flagship GP, Afeyan may be deemed to be the beneficial owner of the Record Shares, representing a beneficial ownership interest of approximately 10.93% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	1,924,339
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	1,924,339

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please see Attachment A for additional information.

D. Edwin M. Kania, Jr.

(a)	In his capacity as managing member of Flagship GP, Kania may be deemed to be the beneficial owner of 1,924,339 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 10.93% of the shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	1,924,339
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	1,924,339

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please see Attachment A for additional information.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Third Amended and Restated Investors’ Rights Agreement

Flagship Fund is party to a Third Amended and Restated Investors’ Rights Agreement, dated as of February 3, 2012, by and among the Issuer, certain other stockholders, the Issuer’s executive officers and directors, and certain entities with which the Issuer’s directors are affiliated (the “Investors’ Rights Agreement”). Upon completion of the Issuer’s IPO, the holders of 10,336,455 shares of Common Stock that was issued upon the conversion of the Issuer’s Series A convertible preferred stock and Series B convertible preferred stock became entitled to the rights described below with respect to registration of the resale of such shares under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the Investors’ Rights Agreement.

CUSIP No. 756207106	13D	Page 10 of 12 Pages

Registration of shares of Common Stock in response to the exercise of the following rights would result in the holders being able to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. The Issuer generally must pay all expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the exercise of these registration rights.

The registration rights terminate upon the earlier of the fifth anniversary of the Issuer’s IPO, the occurrence of a deemed liquidation event (as such term is defined in the Issuer’s Certificate of Incorporation), or with respect to the registration rights of an individual holder, when such holder can sell all of its registrable securities in any 90-day period without registration, in compliance with Rule 144 of the Securities Act.

Demand registration rights

If, at any time beginning 180 days after the consummation of the Issuer’s IPO, the holders of not less than 60% of the outstanding registrable securities issued upon the conversion of the Issuer’s Series A convertible preferred stock and Series B convertible preferred stock request in writing that the Issuer file a Form S-1 registration statement with respect to the registrable securities then outstanding, the Issuer may be required to register such shares, subject to certain exceptions. The Issuer is only obligated to effect two such registrations in response to these demand registration rights of the holders of registrable securities. Depending on certain conditions, however, the Issuer may defer such registration for up to 45 days. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons.

Piggyback registration rights

If at any time the Issuer proposes to register any shares of Common Stock under the Securities Act after the IPO, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their share of registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

Form S-3 registration rights

The holders of outstanding registrable securities issued upon conversion of the Issuer’s Series A convertible preferred stock or Series B convertible preferred stock may request in writing that the Issuer effect a registration on Form S-3 under the Securities Act, when registration of the Issuer’s shares under Form S-3 becomes possible, and when the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $2,000,000, subject to certain exceptions. The Issuer is only obligated to effect two such registrations in any 12-month period in response to these Form S-3 registration rights.

*****

The foregoing description of the terms of the Investors’ Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Investors’ Rights Agreement, itself, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein. Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 756207106	13D	Page 11 of 12 Pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement

99.2	Third Amended and Restated Investors’ Rights Agreement dated February 3, 2012, among the Issuer and the Issuer’s securityholders listed therein (Incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement on Form S-1 (File No. 333-187737), filed with the Securities and Exchange Commission on April 4, 2013).

CUSIP No. 756207106	13D	Page12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLAGSHIP VENTURES FUND 2007, L.P.

By:	Flagship Ventures 2007 General Partner LLC,
its general partner

By:	/s/ Noubar B. Afeyan, Ph.D.
Name: Noubar B. Afeyan, Ph.D.
Title: Managing Member

FLAGSHIP VENTURES 2007 GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name: Noubar B. Afeyan, Ph.D.
Title: Managing Member

/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.

/s/ Edwin M. Kania, Jr.
Edwin M. Kania, Jr.